Filed by The Talbots, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company: BPW Acquisition Corp.
Commission File No. 001-33979

TRANSACTION OVERVIEW

December 8, 2009

OVERVIEW

•	Three complementary transactions announced today
•	Acquire BPW Acquisition Corp. (AMEX: BPW)
•	Transaction with AEON to repay debt and retire shares held by AEON
•	GE Capital secured financing commitment

COMPELLING VALUE FOR TALBOT’S SHAREHOLDERS

•	Comprehensive balance sheet solution positions the Company for future growth
•	Reduces outstanding indebtedness by approximately $330 million—significant deleveraging event
•	Restores positive net worth
•	Provides sufficient liquidity with longer-dated maturity to manage and grow the business
•	Removes uncertainty with respect to intentions of majority shareholder
•	Delivers control of the Company’s shares back to public shareholders
•	Enhances trading liquidity and reduces overhang
•	Minimizes disruption to business during holiday selling season
•	Accomplished with a net increase in outstanding shares of only 8 million to 26 million

OVERVIEW OF THE TRANSACTIONS

TRANSACTION WITH BPW
•	Talbots will acquire BPW

•	Talbots will issue between 38 million and 56 million shares to BPW shareholders in accordance with a floating exchange ratio (with a collar mechanism) based on Talbots trading price prior to closing

•	BPW shareholders will receive a range of 0.9000 to 1.3235 Talbots shares per BPW share

•	50% of BPW public warrants to be exchanged for Talbots shares at ratio equivalent to 10 BPW warrants per 1 BPW share and the remaining 50% to be exchanged for 16-23 million new Talbots warrants

•	The sponsor and directors of BPW will forfeit a total of 1.86 million shares of BPW common stock and will exchange their BPW warrants for BPW shares at a 10 to 1 ratio

•	Provides Talbots with $350 million in gross cash proceeds assuming 100% participation from BPW shareholders

OVERVIEW OF THE TRANSACTIONS (CONT’D)

THE GE CAPITAL SECURED FINANCING COMMITMENT

•	GE Capital Commitment to provide $200 million loan facility secured by inventory and receivables to fund repayment of debt and future working capital needs

•	BPW transaction combined with GE Capital Commitment provides $550 million gross funds, $500 million net of estimated transaction expenses

TRANSACTION TO REPAY DEBT AND RETIRE SHARES HELD BY AEON

•	Talbots to repay $491 million of existing indebtedness held by AEON and Japanese banks and retire AEON’s 29.9 million shares of Talbots for total cash consideration of $491 million

SIGNIFICANT DEBT REDUCTION

	CURRENT (Q3 2009)	PRO FORMA FOR TRANSACTIONS
Debt ($MM)	$491	$159
Stockholders’ Equity ($MM)	($191)	$109
Debt/Total Book Capitalization (%)	164%	59%
Outstanding Debt Reduced by Approximately $330 million

SHARES OUTSTANDING AND OWNERSHIP

(millions of shares)

Current Shares Outstanding		55.1
Less: Aeon Shares Retired		(29.9)
Plus: Shares Issued to BPW Shareholders	38.3	--	56.3

Net Increase in Shares Outstanding	8.4	--	26.4
Pro Forma Talbots Shares Outstanding	63.5	--	81.5

PRO FORMA OWNERSHIP
% Talbots Public Shareholders	40%	--	31%
% BPW Shareholders	60%	--	69%

CONDITIONS TO CLOSING AND TIMING

•	Completion of SEC review process—expect to file proxy within 7 days

•	BPW shareholder vote—expected by early - mid February 2010

•	BPW warrant holder exchange offer—immediately following the BPW shareholder vote

•	Antitrust approval—early termination of waiting period will be requested

•	Consummation of GE financing or similar alternative financing

Transaction Closing Expected by End of First Quarter 2010

FORWARD LOOKING STATEMENT

In addition to the information set forth in this overview, you should carefully consider the risk factors and risks and uncertainties included in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

This overview contains forward-looking information within the meaning of The Private Securities Litigation Reform Act of 1995. These statements may be identified by such forward-looking terminology as “expect,” “achieve,” “plan,” “look,” “believe,” “anticipate,” “outlook,” “will,” “would,” “should,” “potential” or similar statements or variations of such terms. All of the information concerning our outlook, future liquidity, future financial performance and results, future credit facilities and availability, future cash flows and cash needs, and other future financial performance or financial position, as well as our assumptions underlying such information, constitute forward-looking information. Our forward looking statements are based on a series of expectations, assumptions, estimates and projections about the Company, are not guarantees of future results or performance, and involve substantial risks and uncertainty, including assumptions and projections concerning all forward periods. Our business, the proposed transactions, and our forward-looking statements involve substantial known and unknown risks and uncertainties, including the following risks and uncertainties:
•	our ability to satisfy the conditions to consummation of the transactions.
•
BPW’s ability to obtain the necessary support of its stockholders to approve the transactions, including the risk that the exercise of conversion rights by BPW’s stockholders, together with transaction costs incurred by BPW, may cause the balance of the BPW trust account to fall below the level necessary to consummate the transaction;

•	BPW’s and our ability to obtain the necessary participation of BPW warrant holders in the exchange of BPW warrants for Talbots stock or warrants;
•	our ability to satisfy the conditions to the $200 million credit commitment provided by GE or, failing that, to obtain sufficient alternative financing on a timely basis;
•	the availability of proceeds of the BPW trust account following any exercise by stockholder of their conversion rights and the incurrence of transaction expenses

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Talbots intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, and Talbots and BPW expect to file with the SEC and mail to BPW’s security holders a proxy statement/prospectus, containing information about the transaction.  Investors and security holders of BPW and Talbots are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about BPW, Talbots and the proposed transaction.  BPW and Talbots file annual, quarterly and current reports, proxy statements and other information with the SEC.  Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents (when they become available) and any other documents filed with the SEC at its website at www.sec.gov.  These documents may also be obtained free of charge from Talbots by requesting them in writing to Investor Relations Department, One Talbots Drive, Hingham, MA 02043, or by telephone at (781)-741-4500.  The documents filed by BPW may also be obtained by requesting them in writing to Arjay (Richard) Jensen, SVP of BPW at BPWAcquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153 or by telephone at (212) 287-3310.

***********

Important Additional Information and Where to Find It

Talbots intends to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Talbots and BPW intend to file with the SEC and mail to their respective security holders an Information Statement/Proxy Statement/Prospectus in connection with the transaction.  Talbots intends to file a tender offer statement and other documents, as required, with the SEC in connection with the warrant exchange offer.  Investors and security holders are urged to read the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the tender offer statement carefully when they are available because they contain important information. Investors and security holders will be able to obtain free copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus the tender offer statement and other documents filed with the SEC by Talbots and BPW through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the tender offer statement when they become available from Talbots by requesting them in writing at Investor Relations Department,  One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500.  The documents filed by BPW may also be obtained by requesting them in writing to BPW at BPW Acquisition Corp., Arjay (Richard) Jensen, SVP at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3310.

Talbots and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of BPW in connection with the transaction described herein.  You can find information regarding these directors and executive officers in Talbots definitive proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2009.  This document is available free of charge at the SEC’s web site at www.sec.gov and through Talbots by requesting it in writing at Investor Relations Department,  One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500.  Investors and security holders may obtain additional information regarding the interests of such participants by reading the Information Statement/Proxy Statement/Prospectus Talbots and BPW will file with the SEC when it becomes available.

BPW and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the security holders of BPW in connection with the transaction described herein.  You can find information regarding these directors and executive officers in BPW’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, which was filed with the SEC on March 30, 2009. This document is available free of charge at the SEC’s web site at www.sec.gov and from BPW by requesting it in writing to BPW at BPW Acquisition Corp., Arjay (Richard) Jensen, SVP at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3310.
Investors and security holders may obtain additional information regarding the interests of such participants by reading the Information Statement/Proxy Statement/Prospectus Talbots
and BPW will file with the SEC when it becomes available.